ROCKWELL MEDICAL, INC.
30142 Wixom Road

Wixom, Michigan 48393

September 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:                             Rockwell Medical, Inc.

Registration Statement on Form S-3 (Registration No. 333-227363)

Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Rockwell Medical, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:00 p.m., central time, on October 1, 2018, or as soon as practicable thereafter.

Very truly yours,

ROCKWELL MEDICAL, INC.

By:	/s/ David Kull
David Kull
Controller (Principal Accounting Officer)